Mail Stop 0308
									February 24, 2005

Terry Cook, President
Mustang Resources, Inc.
1574 Gulf Road # 1505
Point Roberts, Washington 98281

      Re: 	Mustang Resources, Inc.
		Registration Statement on Form 10-SB filed January 27,
2005
		Amendment No. 1 to Form 10-SB filed January 31, 2005
            	File No. 0-51135

Dear Mr. Cook:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise addition comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Please note that your filing will become effective by
operation
of law on March 27, 2005, and that you will be responsible for periodic and other reports from that date. Please also note the provisions of Rule 13a-13. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10-
SB prior to effectiveness and re-filing a new Form 10-SB, including changes responsive to our comments.

Part I
Item 1. Description of Business - page 3

2.	  At the outset of this section, please revise to convey
clearly
that you are not the same Mustang Resource Inc. whose shares are traded on the Toronto Stock Exchange. Generally, provide information to eliminate any possible confusion with that other company. Please make similar revisions in the overview of the Management`s Discussion and Analysis section and the Market Price and Dividends section.

3. 	Address clearly the fact that the likelihood of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, and that in all probability your properties do not contain any reserves, and that any funds spent on exploration will probably be lost.

4.	We note the reference in this section to Phase I of your
exploration program, without further description. To enhance clarity, we suggest a cross-reference to the later sub-section "Our Proposed
Exploration Program" to explain to the reader more readily both the intended nature of the program and the expected needs for additional capital in each phase.

5.	The fourth paragraph on page 4 of your printed text largely
duplicates information given in the second paragraph of that page. Please revise to eliminate such duplication.

6.	Unless you can substantiate significant technical training
and/or experience in minerals exploration or mining by members of your management, you should include prominent disclosure in this section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. Please explain that, with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Explain also that their decisions and choices may not take into account standard engineering or managerial approaches that mineral exploration companies commonly use and that, consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

7.	 In an appropriate location in the narrative, please discuss the
phased nature of the exploration process, and the place in this process that your current exploration activities occupy. Disclose that you will not make a decision whether to proceed with each successive phase of the exploration program until completion of the previous phase and upon analysis of the results of that program. Please also make it clear to readers that, even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if you have a commercially viable deposit, a reserve.

8.	Please expand your disclosure about your exploration plans
for
your properties. Include a brief geological justification for each of your exploration projects written in non-technical language, and describe the types of mineralization for which you will be looking.

9. 	Please update in any amendment the current status of the
leases
due to expire on February 19, 2005.

10.	Please disclose what contractual arrangements you may have
with
Mr. William Lumley, or any other geologist you may consult, with regard to the scope and cost of his services in connection with your exploration program or for assistance in connection with this registration statement. In view of the apparent materiality of any such contract(s) to the registrant, it should be filed as an exhibit.

Mustang`s Properties - page 5

11.	Please revise to describe more clearly Mr. Cook`s interests
as
both a trustee in the claims and as your principal shareholder.
The
existing disclosure is confusing.

 Property History - page 7

12.	We note in this section the use of several technical terms,
such
as Crone E.M. survey, metasedimentary and metavolcanic rocks, UTEM survey, and plutons, which are not defined in the glossary. Please revise appropriately.

13. 	Please support supplementally the statements in the last
paragraph of this sub-section regarding past productivity of mining and gold production in the Kootenay Arc, or delete.

Property Geology - page 7

14. 	Explain what is meant by the reference to "Detailed
geological
mapping ....." in the vicinity of the JC claims. Specify the area(s)
referred to and the nature and extent of the mapping.

Item 2. Management`s Discussion and Analysis or Plan of Operation
-
page 11

15.	We note at the outset of this section that it "is current as of
December 28, 2004." This registration statement should contain current information. Please update and revise accordingly.
Please also update your filing to include audited financial statements for the year ended December 31, 2004, in accordance with
Item 310 (g)(2) of Regulation S-B.

Plan of Operation - page 12

16. We note that you estimate your total cash requirement over the next twelve months to be approximately $48,000, of which approximately $13,000 of general and administrative expense will be incurred regardless of whether the company initiates Phase I of its exploration activities. Please disclose how you expect to fund your operations over the next twelve months in the event that you are unable to attract equity capital from unrelated third parties or secure other sources of external financing, such as loans. In particular, disclose the amount of funding you expect to receive from related party advances under this scenario and whether these advances will be sufficient to cover your anticipated general and administrative expenses.

Item 4. Security Ownership of Certain Beneficial Owners and
Management - page 19

17.	 Please aggregate the share ownership of Terry and Nancy
Cook.
Unless particular facts indicate otherwise, married persons are deemed to be the beneficial owner of the other spouse`s shares. As a result, it appears that Terry Cook`s share ownership should reflect
100%. You may provide a footnote to indicate the number of shares owned of record by Nancy Cook. Please revise or advise.

Item 5. Directors and Executive Officers, Promoters and Control
Persons
Conflicts of Interest - page 21

18. You indicate that your directors would abstain from negotiating and voting upon any opportunity that was sought after by both you and any other company in which your directors are also affiliated. Given that you currently have only two directors, both of whom are also directors of Cougar Holdings Inc., which also operates in the extractive industry in British Columbia, Canada, the stated conflict of interest provision, absent an increase or change in directors, appears to have the effect of automatically precluding you from ever pursuing an opportunity, to the extent that Cougar Holdings
Inc. was also interested in that opportunity. If our understanding is correct, please revise your disclosure to clarify the practical effect of your conflict of interest provision.

Financial Statements

19. The net loss for the year ended December 31, 2001 presented on your statement of operations does not agree with the net loss amount on your statement of changes in stockholders` deficiency or the statement of cash flows. Please revise. Please also correct the mathematical error in the net cash used for operating activities section of your 2001 statement of cash flows.

Balance Sheets - page 2

20. Based on your Item 8 disclosure, we note that your authorized capital stock consists of 40,000,000 shares of preferred stock. Please present a preferred stock line item on the face of each balance sheet presented in your filing. Also change the number of common shares authorized from 200,000,000 to 160,000,000.

Note 1. Nature of Business - page 6

21.	Your Note 1 disclosure includes your policy on assessing
long-
lived assets for impairment. We note, however, that you do not have any long-lived assets shown on the face of your balance sheet. Please remove this disclosure from Note 1, or tell us why your disclosure is necessary.

Note 2. Summary of Significant Accounting Policies - page 6

22. You disclose that translation adjustments and transaction gains and losses are reflected in net income (loss). We do not understand why you include translation adjustments in net income as opposed to a component of other comprehensive income. Please advise.
If material, please also disclose on the face of the financial statements or in the footnotes the aggregate foreign currency transaction gain or loss included in determining net income (loss) in each period for which a statement of operations is presented. See paragraph 30 of SFAS 52.

Note 3. Income Taxes - page 9

23. Please disclose the expiration dates of your operating loss carryforwards. See paragraph 48 of SFAS 109.

Unaudited Financial Statements as of and for the Period Ended
November 30, 2004

Statements of Changes in Stockholders` Deficiency - page 3

24. Please update the $1 and $0.005 per share figures of your common stock issuances to reflect the two-for-one forward stock split.

					* * * * *

	Please file an amendment in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. We may have further comments after reviewing this material.

	Notwithstanding the statutory provision for automatic effectiveness of the registration statement, if after completion of our review process, you should request acceleration of the statement prior to this statutory effective date, you should submit a letter at the time of the request, acknowledging that:

		the action of the Commission or the staff, acting
pursuant
to delegated authority 			in declaring the registration
statement effective, does not foreclose the
                        Commission from taking any action with
respect to the registration statement;

   		the action of the Commission or the staff, pursuant to delegated authority, in
  		declaring the registration statement effective, does not relieve the company from
		its full responsibility for the accuracy and adequacy of the disclosure in the
		registration statement;

the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

              In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporate Finance in connection with our review of your filing.

	Please address questions on accounting comments to Andrew Blume at (202) 942-5455, or to George Ohsiek, Accounting Branch Chief, at
(202) 942- 2905. Please address questions on engineering comments to
Roger Baer, Mining Engineer, at (202) 942-2965. Address questions on other matters to Albert Yarashus at (202) 942-1899, to David Mittelman, Branch Chief, at (202) 942-1921, or to me, at (202) 942-
1900.


Sincerely,



H. Christopher Owings

Assistant Director



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Mustang Resources, Inc.
Page 6

1934 Act Legal Examination Report
Page 6